Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

June 21, 2021

Division of Corporation Finance

Office of Corporation Finance
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Goldenstone Acquisition Limited Draft Registration Statement on Form S-1 Filed on May 6, 2021 CIK No. 0001858007

Dear SEC Officers:

On behalf of our client, Goldenstone Acquisition Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated May 6, 2021 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC San Francisco Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

June 21, 2021 Page 2

Draft Registration Statement on Form S-1

Cover Page

1.	Your disclosure on the cover page that the common stock, warrants and rights comprising the units will begin separate trading on the 90th day after the date of the prospectus is inconsistent with your disclosure on page 8 that the common stock, warrants and rights may trade separately on the 52th day after the date of this prospectus. Please revise for consistency.

Response: The disclosure on Cover Page of the Amended S-1 has been revised in accordance with the Staff’s comment.

Prospectus Summary

Initial Business Combination, page 5

2.	Your disclosure on page 6 that the payments made to the Trust for extensions to the amount of time to consummate an initial business combination will not be repaid if you do not complete an initial business combination conflicts with your disclosure on page 15 that “[i]f you do not complete a business combination, the loans would be repaid out of funds not held in the trust account, and only to the extent available.” Please revise for consistency and clarity.

Response: The disclosure on pages 6 and 64 of the Amended S-1 has been revised in accordance with the Staff’s comment.

The Offering, page 8

3.	Please disclose here the percentage of issued and outstanding shares the initial stockholders will hold if the private shares are included in the calculation.

Response: The disclosure on page 12 of the Amended S-1 has been revised in accordance with the Staff’s comment.

4.	Please disclose whether the $1,725,000 of loans made by the sponsor or its affiliates which may be convertible into units at a price of $10 per unit at the option of the lender will be identical to the units in this offering, including common stock, warrants and rights.

Response: The disclosure on pages 6, 15, and 64 of the Amended S-1 has been revised in accordance with the Staff’s comment.

June 21, 2021 Page 3

Risk Factors

Risks Relating to Our Securities

Our warrant agreement will designate the courts of the State of New York, page 42

5.	Your disclosure in the first paragraph of this risk factor that the exclusive forum provision applies to claims brought under the Securities Act is inconsistent with your disclosure in the following paragraph that the provision does not apply to suits brought to enforce any liability or duty created by the Securities Act. Please revise for clarity and consistency. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The disclosure on page 42 of the Amended S-1 has been revised in accordance with the Staff’s comment.

Description of Securities

Certain Anti-Takeover Provisions of Delaware Law and our Amended and Restated Certificate

of Incorporation and Bylaws

Exclusive forum for certain lawsuits, page 99

6.	We note that your exclusive forum provision applies to actions arising under the Securities Act. Please state that there is uncertainty as to whether a court would enforce such provision, and please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Please also ensure that the exclusive forum provision in the governing documents states that the provision does not apply to actions arising under the Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. In addition, please add a risk factor that addresses this provision.

Response: The disclosure on pages 94 and 96 of the Amended S-1 has been revised in accordance with the Staff’s comment.

Note 7 - Stockholders’ Equity, page F-14

7.	We note that you account for the public warrants and warrants underlying the Representative’s Unit Purchase Option as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Response: The Company acknowledges the Staff’s comment and has internal evaluated its warrants (both Public and Private) in accordance with the guidances in ASC 815-40 and did not notice any terms or provisions in the in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant.

Management considered that the settlement adjustments (in the events stock dividends, split and aggregation of shares, and extraordinary divided as stated under section 4.1, 4.2, and 4.3) of the Public Warrants were designed to protect a holder’s position from being diluted by a potential transaction initiated by the Company. The variables that could affect the settlement amount would be inputs to the fair value of a “fixed-for-fixed” option on the equity shares. The Company assessed that such adjustments would not prevent the Public Warrants from being considered indexed to the issuer’s own stock as the adjustments are limited to the effect that the dilutive event has on the shares underlying instrument. In addition, the Company has a call option to redeem the Public Warrants under certain circumstance. If the Company calls the Public Warrants for redemption, the Company requires all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The settlement amount will be worth the difference between the market price of the Company’s stock (e.g. $16.50) and $11.5 (exercise price of the warrants). Management considered this feature still meet the “fixed-for-fixed” criteria.

June 21, 2021 Page 4

Management confirmed that the terms of exercise price and number of common stock issuable upon exercise of the warrants will be adjusted solely to offset the effect of the dilutive events upon the occurrence of a dilutive event and the adjustments always result in the same intrinsic value for the equity-linked instrument both before and after the dilutive events. The adjustments do not preclude the instrument from being considered indexed to the reporting entity’s stock.

In addition, Management also consider the adjustments provision under section 4.6 provides for an adjustment of the exercise price of the Warrants (and the redemption trigger price described in Sections 6) if the Company issues additional shares of common stock or equity-linked securities at a price of less than $9.20 per share in order to finance more than 60% of the total equity proceeds for the funding of the Company’s initial Business Combination and the Market Value is below $9.20 per share. This provision is a Down Round Feature as defined in ASC 815-40-20. In accordance with ASC 815-40-15- 5D, down round features are excluded from the consideration of whether the instrument is indexed to the entity’s own stock for the purposes of applying Step 2 of the indexation framework. The provision does not preclude the Public Warrants from being considered indexed to the entity’s own stock.

Furthermore, all terms in the Public and Private Warrants are essential the same and subject to mandatory redemption clause which management considered it is a non-substantive settlement feature if the issuer’s stock trades at or above $16.50 for the requisite period under section 6.1.

Based on the above evaluation in accordance with the ASC 815-40, the Company determined that the Company’s Public and Private Warrants meet the criteria for classification as equity. Accordingly, the Company classified the Public and Private Warrants in the equity of additional paid in capital and the warrants are not required to be classified as liability and mark it to market at each reporting period.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner